                                                                 FILE NO. 69-265





                       SECURITIES AND EXCHANGE COMMISSION
                                 Washington, DC



                                   FORM U-3A-2



   Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the

          Provisions of the Public Utility Holding Company Act of 1935




                        NEW JERSEY RESOURCES CORPORATION





                 For the Calendar Year Ending December 31, 1999

            New Jersey Resources Corporation (the "Company") hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

            1. The Company and all of its affiliates named herein, unless otherwise noted, are New Jersey corporations, located at 1415 Wyckoff Road, Wall, New Jersey. The Company holds 100% of the Common Stock of New Jersey Natural Gas Company ("NJNG"), NJR Energy Holdings Corporation ("Energy Holdings"), and NJR Development Corporation ("NJR Development"). The Company has no independent business operations but operates as a holding company of these and any other subsidiaries that may be formed in the future.

            Energy Holdings, formed to better segregate the Company's energy-related operations, holds the following wholly-owned subsidiaries:

            New Jersey Natural Energy Company ("Natrual Energy"), which participates in the unregulated retail marketing of natural gas; and

            NJR Energy Services Company ("Energy Services"), which provides unregulated fuel and capacity management and other wholesale marketing services; and

            NJR Energy Corporation ("NJR Energy"), which invests in energy-related ventures through its operating subsidiaries, New Jersey Natural Resources Company and NJNR Pipeline Company. NJR Energy's continuing operations consist primarily of a 2.8% equity
            investment in the   Iroquois Gas Transmission System, L.P., a
            375-mile
            pipeline that delivers natural gas from the Canadian border to Long Island, New York.

            NJR Development is a sub-holding company that holds Commercial Realty & Resources Corp. ("Commercial Realty"), a wholly owned subsidiary that develops and owns commercial office and mixed-use commercial/industrial real estate projects primarily in Monmouth and Atlantic counties, New Jersey. Commercial Realty, located at 1345 Campus Parkway, Wall, New Jersey 07719 currently owns two fully occupied buildings totalling 25,000 square feet and has about 183 acres of undeveloped land. As of November 7, 1999, the undeveloped land is no longer subject to any option to purchase.

            Among the Company's direct and indirect subsidiaries, only NJNG is a public utility. NJNG is engaged in the business of purchasing, distributing and selling natural gas exclusively in the state of New Jersey, other than as described in Section 3(c) of this document, and provides appliance services to more than 400,000 residential, commercial and industrial customers throughout most of Monmouth and Ocean counties and parts of Morris and Middlesex counties.

            The Company and NJNG expect, from time to time, to render to each other certain services and to make available the use of certain personnel, facilities and equipment. The company receiving such services or using such facilities and equipment will reimburse the other for the cost thereof, pursuant to certain service agreements approved by the Board of Directors of each company and by the New Jersey Board of Public Utilities.

            2. As of December 31, 1999, NJNG owned approximately 4,003 miles of steel, wrought and cast iron distribution main, and 1,880 miles of plastic distribution main.

Additionally, NJNG owns approximately 214 miles of steel transmission main in various sizes, approximately 372,422 services and approximately 414,822 meters.

            NJNG owns and operates two liquefied natural gas storage plants located in Stafford Township and Howell Township, New Jersey. The two NJNG plants have an estimated maximum capacity of 20,000 and 150,000 Mcf per day, respectively. These facilities are used for peaking supply and emergencies.

            NJNG owns two service centers, one in Atlantic Highlands and the other in Wall, New Jersey, and owns combined service center/customer service offices in Lakewood and Rockaway Township, New Jersey. NJNG also leases a storage facility in Long Branch, New Jersey. NJNG leases its headquarters facilities and a customer service office in Wall, New Jersey, a customer service office located in Asbury Park, New Jersey, and a service center in Manahawkin, New Jersey. Each service center houses storerooms, garages, gas distribution and appliance service operations, and small administrative offices. The customer service offices support customer contact, marketing and other functions.

            NJNG owns and leases certain electronic data processing equipment and owns and leases a fleet of trucks, service vehicles, and automobiles.

            Substantially all of NJNG's properties, not expressly excepted or duly released, are subject to the lien of an Indenture of Mortgage and Deed of Trust to Harris Trust and Savings Bank, Chicago, Illinois, dated April 1, 1952, as amended by twenty-nine (29) Supplemental Indentures, as security for NJNG's bonded debt which totaled approximately $217,845,000 at December 31, 1999.

            3. (a) NJNG distributed at retail in the State of New Jersey approximately 62.2 Bcf of natural or manufactured natural gas for the calendar year ended December 31, 1999. The expenses and revenues associated with same are $186,759,825 and $400,633,248, respectively.

               (b) None

               (c) NJNG sold at wholesale approximately 99.6 Bcf of natural gas outside the State of New Jersey to various customers during calendar 1999 under a Blanket Sale for Resale Certificate issued by the Federal Energy Regulatory Commission, with a revenue of $251 Million and a gas cost of $239 Million, as more particularly set forth in the following table:

ZONE                                          Dth                     REVENUE
1                                      18,619,955              $42,504,059.25
2                                       6,938,335              $16,016,934.35
3                                      57,518,229             $142,930,625.99
Pooling Points                         16,479,971              $49,695,291.41
                          ----------------------------------------------------
                                       99,556,490             $251,146,911.00

ZONE                        STATES INCLUDED IN ZONES
1                           Alabama, Louisiana, Texas
2                           Delaware, Maryland, Ohio, Virginia, West Virginia
3                           Connecticut, New Jersey, New York, Pennsylvania
Pooling Points              Pooling Points are not geographically specific

Off-System Sales Cost: $238,842,957.00

               (d) For the calendar year ended December 31, 1999, purchases of natural or manufactured gas by NJNG from sources outside the State of New Jersey amounted to approximately 142 Bcf, at a cost of $419 million. The expenses include commodity purchase costs plus all fixed and variable contract delivery costs and are more particularly set forth in the table below:

ZONE                                         Dth                         COST
1                                     54,576,342              $124,511,213.28
2                                     24,814,665               $59,748,640.14
3                                     41,369,520               $88,263,413.47
Pooling Points                        21,306,126               $63,036,942.07
                         -----------------------------------------------------
                                     142,066,653              $335,560,208.96
Net Demand Costs                                               $83,388,431.47
Total Purchase Cost                                           $418,948,640.43


ZONE              STATES INCLUDED IN ZONES
1                 Alabama, Arkansas, Kentucky, Louisiana, Mississippi, Texas
2                 Delaware, Indiana, Ohio, West Virginia
3                 Connecticut, Massachusetts, New Jersey, New York, Pennsylvania
Pooling Points    Pooling Points are not geographically specific


                 4.          (a)    None
                             (b)    None
                             (c)    None
                             (d)    None
                             (e)    None

                                    EXHIBIT A


     Attached as Exhibit A are Consolidating Income and Surplus Statement and Consolidating Balance Sheet of the Company and its subsidiary companies for the fiscal year ended September 30, 1999.

--------------------------------------------------------------------------------------------------------------------------
NEW JERSEY RESOURCES CORPORATION
CONSOLIDATING INCOME STATEMENT
TWELVE MONTHS ENDED  SEPTEMBER 30, 1999
                                             -----------------------------------------------------------------------------
                                                  NJRE                       NJR Energy       NJR ENERGY        NJR Comp.
                                                  Cont.          NJNE       Services Co.      HOLD CORP.          Tech.
--------------------------------------------------------------------------------------------------------------------------

OPERATING REVENUE                                 957           37,436           254,395           292,788              0


                                             -----------------------------------------------------------------------------

OPERATING EXPENSES
 Gas Purchases                                                  35,070           248,702           283,772
 Operations & Maintenance                         233            2,160             1,739             4,132              0
                                                                                                         0
 Depreciation & Amortization                       60              113                78               251
 Energy & Other Taxes                               0            1,133                27             1,160
                                             -----------------------------------------------------------------------------
   TOTAL OPERATING EXPENSES                       293           38,476           250,546           289,315              0
                                             -----------------------------------------------------------------------------

OPERATING INCOME                                  664           (1,040)            3,849             3,473              0

Other Income (Expense)                              0                0                76                76              0
SIT-Other Income (Expense)                          0                0                (7)               (7)             0
FIT-Other Income (Expense)                          0                0               (24)              (24)             0
                                             -----------------------------------------------------------------------------
OTHER INCOME - NET                                  0                0                45                45              0

INTEREST CHARGES                                  890               (4)              266             1,152              0
CAPITALIZED INTEREST                                0                0                 0                 0              0
                                             -----------------------------------------------------------------------------
INTEREST CHARGES, NET                             890               (4)              266             1,152              0
                                             -----------------------------------------------------------------------------

INCOME BEFORE INCOME TAXES                       (226)          (1,036)            3,628             2,366              0

INCOME TAX PROVISION                              (39)            (424)            1,465             1,002
                                             -----------------------------------------------------------------------------

INCOME BEFORE PREFERRED STOCK DIVIDEND           (187)            (612)            2,163             1,364              0

PREFERRED STOCK DIVIDENDS                           0                0                 0                 0              0
                                             -----------------------------------------------------------------------------

                                             -----------------------------------------------------------------------------
NET INCOME                                       (187)            (612)            2,163             1,364              0
                                             =============================================================================


---------------------------------------------------------------------------------------------------------------------------------
NEW JERSEY RESOURCES CORPORATION
CONSOLIDATING INCOME STATEMENT
TWELVE MONTHS ENDED  SEPTEMBER 30, 1999
                                             ------------------------------------------------------------------------------------
                                                                    NJR Develop.            CONSOLIDATING         NJR DEVELOP.
                                               CR&R         PPI         Corp.           DR                 (CR)      CORP.
---------------------------------------------------------------------------------------------------------------------------------


OPERATING REVENUE                                  989        0               989                                             989


                                             ------------------------------------------------------------------------------------

OPERATING EXPENSES
 Gas Purchases                                       0        0                 0                                               0
 Operations & Maintenance                        1,157        0             1,157                                           1,157
                                                                                0                                               0
 Depreciation & Amortization                        84        0                84                                              84
 Energy & Other Taxes                              146        0               146                                             146
                                             ------------------------------------------------------------------------------------
   TOTAL OPERATING EXPENSES                      1,387        0             1,387         0                   0             1,387
                                             ------------------------------------------------------------------------------------

OPERATING INCOME                                  (398)       0              (398)                                           (398)
                                                                                0
Other Income (Expense)                             692        0               692                                             692
SIT-Other Income (Expense)                         (62)       0               (62)                                            (62)
FIT-Other Income (Expense)                        (221)       0              (221)                                           (221)
                                             ------------------------------------------------------------------------------------
OTHER INCOME - NET                                 409        0               409         0                   0               409

INTEREST CHARGES                                   164        0               164                                             164
CAPITALIZED INTEREST                                 0        0                 0                                               0
                                             ------------------------------------------------------------------------------------
INTEREST CHARGES, NET                              164        0               164         0                   0               164
                                             ------------------------------------------------------------------------------------

INCOME BEFORE INCOME TAXES                        (153)       0              (153)                                           (153)

INCOME TAX PROVISION                              (229)                      (229)                                           (229)
                                             ------------------------------------------------------------------------------------

INCOME BEFORE PREFERRED STOCK DIVIDEND              76        0                76                                              76

PREFERRED STOCK DIVIDENDS                            0        0                 0                                               0
                                             ------------------------------------------------------------------------------------

                                             ------------------------------------------------------------------------------------
NET INCOME                                          76        0                76                                              76
                                             ====================================================================================


---------------------------------------------------------------------------------------------------------------------------------
NEW JERSEY RESOURCES CORPORATION
CONSOLIDATING INCOME STATEMENT
TWELVE MONTHS ENDED  SEPTEMBER 30, 1999
                                             ------------------------------------------------------------------------------------
                                                                              NJR Develop.        NJR ENERGY      Consolidated
                                                    NJR         NJNG              Corp.           HOLD CORP.          TOTAL
---------------------------------------------------------------------------------------------------------------------------------


OPERATING REVENUE                                      0        644,550                  989           292,788          938,327


                                             ------------------------------------------------------------------------------------

OPERATING EXPENSES
 Gas Purchases                                         0        420,054                    0           283,772          703,826
 Operations & Maintenance                          7,382         78,738                1,157             4,132           91,409
                                                                                           0                 0                0
 Depreciation & Amortization                          84         29,036                   84               251           29,455
 Energy & Other Taxes                                139         34,626                  146             1,160           36,071
                                             ------------------------------------------------------------------------------------
   TOTAL OPERATING EXPENSES                        7,605        562,454                1,387           289,315          860,761
                                             ------------------------------------------------------------------------------------

OPERATING INCOME                                  (7,605)        82,096                 (398)            3,473           77,566

Other Income (Expense)                            11,097          1,878                  692                76           13,743
SIT-Other Income (Expense)                          (125)          (169)                 (62)               (7)            (363)
FIT-Other Income (Expense)                          (402)          (598)                (221)              (24)          (1,245)
                                             ------------------------------------------------------------------------------------
OTHER INCOME - NET                                10,570          1,111                  409                45           12,135

INTEREST CHARGES                                   2,825         16,151                  164             1,152           20,292
CAPITALIZED INTEREST                                   0           (735)                   0                 0             (735)
                                             ------------------------------------------------------------------------------------
INTEREST CHARGES, NET                              2,825         15,416                  164             1,152           19,557
                                             ------------------------------------------------------------------------------------

INCOME BEFORE INCOME TAXES                           140         67,791                 (153)            2,366           70,144

INCOME TAX PROVISION                                (473)        24,927                 (229)            1,002           25,227
                                             ------------------------------------------------------------------------------------

INCOME BEFORE PREFERRED STOCK DIVIDEND               613         42,864                   76             1,364           44,917

PREFERRED STOCK DIVIDENDS                              0            116                    0                 0              116
                                             ------------------------------------------------------------------------------------

                                             ------------------------------------------------------------------------------------
NET INCOME                                           613         42,748                   76             1,364           44,801
                                             ====================================================================================



------------------------------------------------------------------------------------------------------------------
NEW JERSEY RESOURCES CORPORATION
CONSOLIDATING INCOME STATEMENT
TWELVE MONTHS ENDED  SEPTEMBER 30, 1999
                                             ---------------------------------------------------------------------
                                              CONSOLIDATING                                            CONSOL
                                                 DR                       (CR)                          TOTAL
------------------------------------------------------------------------------------------------------------------


OPERATING REVENUE                                  68      (C)                                            904,268
                                               33,991      (G)

                                             ---------------------------------------------------------------------

OPERATING EXPENSES                                                       33,991       (G)
 Gas Purchases                                                              534       (D)                 669,835
 Operations & Maintenance                                                    68       (C)                  81,390
                                                                          9,417       (E)                       0
 Depreciation & Amortization                                                                               29,455
 Energy & Other Taxes                                                                                      36,071
                                             ---------------------------------------------------------------------
   TOTAL OPERATING EXPENSES                                                                               816,751
                                             ---------------------------------------------------------------------

OPERATING INCOME                                                                                           87,517
                                                  534      (D)
Other Income (Expense)                          9,417      (E)                5       (F)                   3,797
SIT-Other Income (Expense)                                                   48       (D)                    (315)
FIT-Other Income (Expense)                                                  170       (D)                  (1,075)
                                             ---------------------------------------------------------------------
OTHER INCOME - NET                                                                                          2,407

INTEREST CHARGES                                                                                           20,292
CAPITALIZED INTEREST                                                                                         (735)
                                             ---------------------------------------------------------------------
INTEREST CHARGES, NET                                                                                      19,557
                                             ---------------------------------------------------------------------

INCOME BEFORE INCOME TAXES                                                                                 70,367

INCOME TAX PROVISION                              218      (D)                                             25,445
                                             ---------------------------------------------------------------------

INCOME BEFORE PREFERRED STOCK DIVIDEND                                                                     44,922

PREFERRED STOCK DIVIDENDS                                                                                     116
                                             ---------------------------------------------------------------------

                                             ---------------------------------------------------------------------
NET INCOME                                                                                                 44,806
                                             =====================================================================



         ------------------------------------------------------------------------------------------------
         TWELVE MONTHS                    WEIGHTED AVG SHARES-BASIC                  17,852,099
         ------------------------------------------------------------------------------------------------
          THREE MONTHS                    WEIGHTED AVG SHARES-BASIC                  17,805,508
         ------------------------------------------------------------------------------------------------

         ------------------------------------------------------------------------------------------------
         TWELVE MONTHS                     DENOMINATOR FOR DILUTION                  17,984,160
         ------------------------------------------------------------------------------------------------
          THREE MONTHS                     DENOMINATOR FOR DILUTION                  17,963,793
         ------------------------------------------------------------------------------------------------
         ACTUAL SHARES OUTSTANDING                                                   17,740,859
         ---------------------------------------------------------------------------------------


        ---------------------------------------------------------------
           BASIC EARNINGS PER SHARE YTD                          $2.51
        ---------------------------------------------------------------
           BASIC EARNINGS PER SHARE QTD                         ($0.21)
        ---------------------------------------------------------------

        ---------------------------------------------------------------
           DILUTED EARNINGS PER SHARE YTD                        $2.49
        ---------------------------------------------------------------
           DILUTED EARNINGS PER SHARE QTD                       ($0.21)
        ---------------------------------------------------------------

                        NEW JERSEY RESOURCES CORPORATION
                  Consolidating Statement of Retained Earnings
                      Fiscal Year Ending September 30 ,1999

                                 --------------------------------------------------------------------------------------------
                                         NJRE             NJNE               NJR ENERGY             CR&R           PPI
                                                         & NJRES           Holdings Corp.
                                 --------------------------------------------------------------------------------------------

Balance at September 30, 1998          (13,632)            6,637                  (6,995)           (1,329)        1,525

Net Income                                (187)            1,551                   1,364                76             0

Cash Dividends Declared                      0                 0                       0                 0             0

Balance at September 30, 1999          (13,819)            8,188                  (5,631)           (1,253)        1,525

                                 ---------------------------------------------------------------------------------------------
                                 NJR Develop.             NJR             NJNG       Elimination's           NJR
                                    Corp.                                                                Consolidated
                                 ---------------------------------------------------------------------------------------------

Balance at September 30, 1998              196           14,378          69,030            (32,867)             31,204

Net Income                                  76              618          42,748                  0              44,806

Cash Dividends Declared                      0                0         (29,990)                 0             (29,990)

Balance at September 30, 1999              272           14,996          81,788            (32,867)             58,558

------------------------------------------------------------------------------------------------------------------------------
NEW JERSEY RESOURCES CORPORATION
CONSOLIDATING BALANCE SHEET
SEPTEMBER 30, 1999
                                        --------------------------------------------------------------------------------------
                                          NJRE       NJNR                 NJR Energy    NJR ENERGY       CONSOLIDATING
                                          Cont.     Disc Op     NJNE     Services Co.   HOLD CORP.      DR          (CR)
------------------------------------------------------------------------------------------------------------------------------
PROP, PLANT & EQUIP
     Utility plant                             0          0         0            0             0
     Accumulated depreciation                  0          0         0            0             0                       0 (1)
     Oil and gas properties                    0          0         0            0             0
     Accumulated amortization                  0          0         0            0             0
     Furniture & Fixtures                      0          0       387          512             0                         (2)
     Real estate properties                    0          0         0            0             0
     Accumulated depreciation                  0          0      (237)        (168)            0            (2)

                                        --------------------------------------------------------------------------------------
        Prop plant & equip-net                 0          0       150          344             0          0            0
                                        --------------------------------------------------------------------------------------

CURRENT ASSETS
     Cash & Temp. Invest.                      0          0        79          179             0
     Construction Fund                         0          0         0            0             0
     Customer A/R                            498          0     6,064       29,241             0
     Unbilled revenue                          0          0         0            0             0
     Allow for doubtful a/c's                  0          0      (643)        (265)            0
     Deferred gas costs                        0          0     1,069            0             0
     Gas in storage                            0          0         0       (7,518)            0      7,518 (4)
     Materials & supplies                      0          0         0            0             0
     Prepaid state taxes                       0          0         0            0             0
     Net Assets Held for Disposal              0          0         0            0             0
     Other                                     0          0       139        1,772             0

                                        --------------------------------------------------------------------------------------
        Total current assets                 498          0     6,708       23,409             0      7,518            0
                                        --------------------------------------------------------------------------------------

DEFERRED FIT                                  86        461         0            0             0                       0 (1)

DEFERRED CHARGES & OTHER
     Investments                           8,813          0         0            0             0
     Regulatory Assets
     Long-term deferred gas costs
     Other                                     0          0         0            0             0          0 (2)

                                        --------------------------------------------------------------------------------------
     Total Deferred Charges & Other        8,813          0         0            0             0          0            0
                                        --------------------------------------------------------------------------------------

INVESTMENT IN SUBSIDIARIES
     NJNG                                      0          0         0            0             0
     NJNR                                      0          0         0            0        (5,679)     5,679 (3)
     CR&R                                      0          0         0            0             0
     NewCo.                                    0          0         0            0             0
     NJNE                                      0          0         0            0         4,607                   4,607 (3)
     NJR Comp
     NJR Development Corp.
     NJR Energy Serv.                          0          0         0            0         3,581                   3,581 (3)
     Plug Power

                                        --------------------------------------------------------------------------------------
     Total investment in subs                  0          0         0            0         2,509      5,679        8,188
                                        --------------------------------------------------------------------------------------

INTERCOMPANY
     NJR                                 (10,387)      (227)       33       15,444             0
     NJNG                                      0          0         6         (118)            0
     NJRE                                    148       (128)        0            0             0
     CR&R                                      0          0         0            0             0
     PPI                                       0          0         0            0             0
     NJNE                                      0          0         0         (560)            0
     Paradigm                                  0          0         0            0             0
     Computer Tech
     NJR Developement
     Lighthouse One                            0          0         0            0             0
     NJR Energy Serv.                                             560            0             0

                                        --------------------------------------------------------------------------------------
     Total intercompany                  (10,239)      (355)      599       14,766             0          0            0
                                        --------------------------------------------------------------------------------------


     INTERCOMPANY - FIT                    1,317     (1,203)       12       (2,253)            0
                                        --------------------------------------------------------------------------------------

           TOTAL ASSETS                      475     (1,097)    7,469       36,266         2,509     13,197        8,188
                                        ======================================================================================

----------------------------------------------------------------------------------------------------------------------------
NEW JERSEY RESOURCES CORPORATION
CONSOLIDATING BALANCE SHEET
SEPTEMBER 30, 1999                                                             ASSETS
                                        ------------------------------------------------------------------------------------
                                          NJR ENERGY     NJR Comp.                      NJR Develop.    CONSOLIDATING
                                          HOLD CORP.       Tech.      CR&R       PPI       Corp.       DR          (CR)
----------------------------------------------------------------------------------------------------------------------------
PROP, PLANT & EQUIP
     Utility plant                               0           0            0       0             0
     Accumulated depreciation                    0           0            0       0             0
     Oil and gas properties                      0           0            0       0             0
     Accumulated amortization                    0           0            0       0             0
     Furniture & Fixtures                      899           0            0       0             0                     0 (5)
     Real estate properties                      0           0       24,795       0             0
     Accumulated depreciation                 (405)          0       (2,747)      0             0       0 (5)

                                        ------------------------------------------------------------------------------------
        Prop plant & equip-net                 494           0       22,048       0             0       0             0
                                        ------------------------------------------------------------------------------------

CURRENT ASSETS
     Cash & Temp. Invest.                      258           0            7       0             0
     Construction Fund                           0           0            0       0             0
     Customer A/R                           35,803           0          318       0             0                     0 (3)
     Unbilled revenue                            0           0            0       0             0
     Allow for doubtful a/c's                 (908)          0         (318)      0             0
     Deferred gas costs                      1,069           0            0       0             0
     Gas in storage                              0           0            0       0             0
     Materials & supplies                        0           0            0       0             0
     Prepaid state taxes                         0           0            0       0             0
     Net Assets Held for Disposal                0           0            0       0             0
     Other                                   1,911           0          172       0             0                     0 (4)

                                        ------------------------------------------------------------------------------------
        Total current assets                38,133           0          179       0             0       0             0
                                        ------------------------------------------------------------------------------------

DEFERRED FIT                                   547           0          170       0             0                     0 (2)

DEFERRED CHARGES & OTHER
     Investments                             8,813                        0                     0
     Regulatory Assets                           0
     Long-term deferred gas costs                0
     Other                                       0           0          169       0                     0 (3)

                                        ------------------------------------------------------------------------------------
     Total Deferred Charges & Other          8,813           0          169       0             0       0 (5)
                                        ------------------------------------------------------------------------------------

INVESTMENT IN SUBSIDIARIES
     NJNG                                        0           0            0       0             0
     NJNR                                        0           0            0       0             0       0 (1)
     CR&R                                        0           0            0       0        11,821                11,821 (1)
     NewCo.                                      0           0            0       0             0
     NJNE                                        0           0            0       0             0
     NJR Comp                                    0           0            0       0             0       0 (1)
     NJR Development Corp.                       0           0            0       0
     NJR Energy Serv.                            0           0            0       0             0
     Plug Power

                                        ------------------------------------------------------------------------------------
     Total investment in subs                    0           0            0       0        11,821       0        11,821
                                        ------------------------------------------------------------------------------------

INTERCOMPANY
     NJR                                     4,863           0       (2,533)      0             0                       (2)
     NJNG                                     (112)          0         (132)      0             0
     NJRE                                       20           0            0       0             0
     CR&R                                        0           0            0       0             0
     PPI                                         0           0            0       0             0
     NJNE                                     (560)          0            0       0             0
     Paradigm                                    0           0            0       0             0
     Computer Tech
     NJR Developement                                                                           0
     Lighthouse One                              0           0            0       0             0
     NJR Energy Serv.                          560

                                        ------------------------------------------------------------------------------------
     Total intercompany                      4,771           0       (2,665)      0             0       0             0
                                        ------------------------------------------------------------------------------------


     INTERCOMPANY - FIT                     (2,127)          0       (1,025)      0             0
                                        ------------------------------------------------------------------------------------

           TOTAL ASSETS                     50,631           0       18,876       0        11,821       0        11,821
                                        ====================================================================================

-----------------------------------------------------------------------------------------------------------------------------
NEW JERSEY RESOURCES CORPORATION
CONSOLIDATING BALANCE SHEET
SEPTEMBER 30, 1999                                                                                                ASSETS
                                        -------------------------------------------------------------------------------------
                                          NJR DEVELOP.                             NJR Develop.    NJR ENERGY
                                            CORP.           NJR         NJNG          Corp.        HOLD CORP.      TOTAL
-----------------------------------------------------------------------------------------------------------------------------
PROP, PLANT & EQUIP
     Utility plant                              0               0      941,555            0               0       941,555
     Accumulated depreciation                   0               0     (258,666)           0               0      (258,666)
     Oil and gas properties                     0               0            0            0               0             0
     Accumulated amortization                   0               0            0            0               0             0
     Furniture & Fixtures                       0             632            0            0             899         1,531
     Real estate properties                24,795               0            0       24,795               0        24,795
     Accumulated depreciation              (2,747)           (554)           0       (2,747)           (405)       (3,706)

                                        -------------------------------------------------------------------------------------
        Prop plant & equip-net             22,048              78      682,889       22,048             494       705,509
                                        -------------------------------------------------------------------------------------

CURRENT ASSETS
     Cash & Temp. Invest.                       7              95        1,300            7             258         1,660
     Construction Fund                          0               0       12,100            0               0        12,100
     Customer A/R                             318               0       46,534          318          35,803        82,655
     Unbilled revenue                           0               0        2,950            0               0         2,950
     Allow for doubtful a/c's                (318)              0         (458)        (318)           (908)       (1,684)
     Deferred gas costs                         0               0            0            0           1,069         1,069
     Gas in storage                             0               0       35,718            0               0        35,718
     Materials & supplies                       0               0        3,717            0               0         3,717
     Prepaid state taxes                        0               0        4,749            0               0         4,749
     Net Assets Held for Disposal               0               0            0            0               0             0
     Other                                    172           8,966        5,382          172           1,911        16,431

                                        -------------------------------------------------------------------------------------
        Total current assets                  179           9,061      111,992          179          38,133       159,365
                                        -------------------------------------------------------------------------------------

DEFERRED FIT                                  170             467            0          170             547         1,184

DEFERRED CHARGES & OTHER
     Investments                                0                                         0           8,813         8,813
     Regulatory Assets                          0                       64,063            0               0        64,063
     Long-term deferred gas costs               0                        9,744                                      9,744
     Other                                    169           6,740       16,065          169               0        22,974

                                        -------------------------------------------------------------------------------------
     Total Deferred Charges & Other           169           6,740       89,872          169           8,813       105,594
                                        -------------------------------------------------------------------------------------

INVESTMENT IN SUBSIDIARIES
     NJNG                                       0         343,634            0            0               0       343,634
     NJNR                                       0               0            0            0               0             0
     CR&R                                       0               0            0            0               0             0
     NewCo.                                     0               0            0            0               0             0
     NJNE                                       0               0            0            0               0             0
     NJR Comp                                   0               0            0            0               0             0
     NJR Development Corp.                      0          11,702            0            0               0        11,702
     NJR Energy Serv.                           0           2,631            0            0               0         2,631
     Plug Power                                               192            0            0               0           192

                                        -------------------------------------------------------------------------------------
     Total investment in subs                   0         358,159            0            0               0       358,159
                                        -------------------------------------------------------------------------------------

INTERCOMPANY
     NJR                                   (2,533)              0          133       (2,533)          4,863         2,463
     NJNG                                    (132)           (351)           0         (132)           (112)         (595)
     NJRE                                       0          10,614           22            0              20        10,656
     CR&R                                       0           2,703         (248)           0               0         2,455
     PPI                                        0               0            0            0               0             0
     NJNE                                       0             (12)          (5)           0            (560)         (577)
     Paradigm                                   0               0            0            0               0             0
     Computer Tech                              0               0                         0               0             0
     NJR Developement                           0               0                         0               0             0
     Lighthouse One                             0               0            0            0               0             0
     NJR Energy Serv.                                     (15,443)          71            0             560       (14,812)

                                        -------------------------------------------------------------------------------------
     Total intercompany                    (2,665)         (2,489)         (27)      (2,665)          4,771          (410)
                                        -------------------------------------------------------------------------------------


     INTERCOMPANY - FIT                    (1,025)          2,436          716       (1,025)         (2,127)            0
                                        -------------------------------------------------------------------------------------

           TOTAL ASSETS                    18,876         374,452      885,442       18,876          50,631     1,329,401
                                        =====================================================================================

-----------------------------------------------------------------------------------------------------------
NEW JERSEY RESOURCES CORPORATION
CONSOLIDATING BALANCE SHEET
SEPTEMBER 30, 1999
                                        -------------------------------------------------------------------
                                          RECLASS                         CONSOLIDATING            CONSOL
                                          DR             (CR)           DR            (CR)         TOTAL
-----------------------------------------------------------------------------------------------------------
PROP, PLANT & EQUIP
     Utility plant                                                                      65 (F)     941,490
     Accumulated depreciation                                                                     (258,666)
     Oil and gas properties                                                                              0
     Accumulated amortization                                                                            0
     Furniture & Fixtures                                    (1)                                     1,531
     Real estate properties                                                                         24,795
     Accumulated depreciation                 (1)                                                   (3,706)

                                        -------------------------------------------------------------------
        Prop plant & equip-net                                                                     705,444
                                        -------------------------------------------------------------------

CURRENT ASSETS
     Cash & Temp. Invest.                 463 (6)                                                    2,123
     Construction Fund                                                                              12,100
     Customer A/R                                      1,681 (5)                                    80,974
     Unbilled revenue                                                                                2,950
     Allow for doubtful a/c's                                                                       (1,684)
     Deferred gas costs                                1,069 (7)                                         0
     Gas in storage                                                                                 35,718
     Materials & supplies                                                                            3,717
     Prepaid state taxes                                                                             4,749
     Net Assets Held for Disposal                                                                        0
     Other                                  0 (4)        368 (4)                     7,465 (B)       8,598

                                        -------------------------------------------------------------------
        Total current assets                                                                       149,245
                                        -------------------------------------------------------------------

DEFERRED FIT                                0 (2)      1,184 (2)                                         0

DEFERRED CHARGES & OTHER
     Investments                                                                                     8,813
     Regulatory Assets                                                                              64,063
     Long-term deferred gas costs                                                                    9,744
     Other                                    (1)        463 (6)      192 (A)                       22,703

                                        -------------------------------------------------------------------
     Total Deferred Charges & Other                                                                105,323
                                        -------------------------------------------------------------------

INVESTMENT IN SUBSIDIARIES
     NJNG                                                                          343,634 (A)           0
     NJNR                                                                                0 (A)           0
     CR&R                                     (3)          0            0                0 (A)           0
     NewCo.                                                                              0 (A)           0
     NJNE                                                                                0 (A)           0
     NJR Comp                                                                            0 (A)
     NJR Development Corp.                                                          11,702 (A)
     NJR Energy Serv.                                                                2,631 (A)           0
     Plug Power                                                                        192 (A)

                                        -------------------------------------------------------------------
     Total investment in subs                                                      358,159               0
                                        -------------------------------------------------------------------

INTERCOMPANY
     NJR                                  368 (4)            (4)        0                0 (D)       2,831
     NJNG                                  42 (3)          0 (3)                                      (553)
     NJRE                                                                                           10,656
     CR&R                                                                                            2,455
     PPI                                                                                                 0
     NJNE                                                                                             (577)
     Paradigm                                                                                            0
     Computer Tech                                                                                       0
     NJR Developement                                                                                    0
     Lighthouse One                                                                                      0
     NJR Energy Serv.                                                                              (14,812)

                                        -------------------------------------------------------------------
     Total intercompany                                                                                  0
                                        -------------------------------------------------------------------


     INTERCOMPANY - FIT                                                                                  0
                                        -------------------------------------------------------------------

           TOTAL ASSETS                                                                            960,012
                                        ===================================================================

-----------------------------------------------------------------------------------------------------------------------------
NEW JERSEY RESOURCES CORPORATION
CONSOLIDATING BALANCE SHEET
SEPTEMBER 30, 1999
                                ---------------------------------------------------------------------------------------------
                                 NJRE    NJNR               NJR Energy  NJR ENERGY    CONSOLIDATING     NJR ENERGY NJR Comp.
                                Cont.   Disc Op    NJNE    Services Co. HOLD CORP.  DR          (CR)    HOLD CORP.  Tech.
-----------------------------------------------------------------------------------------------------------------------------

CAPITALIZATION
  Common stock equity           (5,605)      (74)    4,607        3,581     2,509   2,509 (3)              2,509          0


  Redeemable preferred stock         0         0         0            0         0                              0          0

  Long-term debt                     0         0         0            0         0                              0          0

                                ---------------------------------------------------------------------------------------------
     Total capitalization       (5,605)      (74)    4,607        3,581     2,509   2,509         0        2,509          0
                                ---------------------------------------------------------------------------------------------

CURRENT LIABILITIES
  Current maturities of LTD          0         0         0            0         0                              0          0
  Notes payable to banks             0         0         0            0         0                              0          0
  Commercial paper                   0         0         0            0         0                              0          0
  Purchased gas                      0         0     1,909       29,607         0             7,518 (4)   39,034          0
  Accounts payable & other         586       322       270          166         0                          1,344          0
  Accrued taxes                      0         0       412            0         0                            412          0
  Overrecovered gas costs            0         0         0            0         0                              0          0
  Customer (cr) bal & dep            0         0         0            0         0                              0          0
                                ---------------------------------------------------------------------------------------------
     Total current liabil          586       322     2,591       29,773         0       0     7,518       40,790          0
                                ---------------------------------------------------------------------------------------------

DEFERRED CREDITS
  Deferred ITC                       0         0         0            0         0                              0          0
  Deferred FIT                   2,296    (1,345)      271       (1,861)        0       0    (1)            (639)         0
  Deferred gain                  3,198         0         0        4,773         0                          7,971          0
  Deferred gas costs                                                  0         0                              0
  Other                              0         0         0            0         0                              0          0
                                ---------------------------------------------------------------------------------------------
     Total deferred credits      5,494    (1,345)      271        2,912         0       0         0        7,332          0
                                ---------------------------------------------------------------------------------------------

       TOTAL CAP & LIAB.           475    (1,097)    7,469       36,266     2,509   2,509     7,518       50,631          0
                                =============================================================================================

                                     0         0         0            0         0  15,706    15,706            0          0
                                     0         0         0            0         0                              0          0


------------------------------------------------------------------------------------------------------------------
NEW JERSEY RESOURCES CORPORATION
CONSOLIDATING BALANCE SHEET
SEPTEMBER 30, 1999              LIABILITIES AND STOCKHOLDER EQUITY
                                ----------------------------------------------------------------------------------
                                                  NJR Develop.        CONSOLIDATING       NJR DEVELOP.
                                CR&R       PPI      Corp.           DR             (CR)      CORP.       NJR
------------------------------------------------------------------------------------------------------------------

CAPITALIZATION
  Common stock equity            11,821         0     11,821           11,821 (1)              11,821   302,235
                                                                            0 (2)

  Redeemable preferred stock          0         0          0                                        0         0

  Long-term debt                      0         0          0                                        0    38,800

                                ---------------------------------------------------------------------- -----------
     Total capitalization        11,821         0     11,821           11,821        0         11,821   341,035
                                ---------------------------------------------------------------------- -----------

CURRENT LIABILITIES
  Current maturities of LTD           0         0          0                                        0    20,000
  Notes payable to banks              0         0          0                                        0         0
  Commercial paper                    0         0          0                                        0         0
  Purchased gas                       0         0          0                                        0
  Accounts payable & other          202         0          0                0 (4)                 202     9,545
  Accrued taxes                    (402)        0          0                                     (402)    3,076
  Overrecovered gas costs             0         0          0                                        0         0
  Customer (cr) bal & dep           (58)        0          0                                      (58)        0
                                ----------------------------------------------------------------------------------
     Total current liabil          (258)        0          0                0        0           (258)   32,621
                                ---------------------------------------------------------------------- -----------

DEFERRED CREDITS
  Deferred ITC                        0         0          0                                        0         0
  Deferred FIT                   (7,736)        0          0                0 (2)              (7,736)     (205)
  Deferred gain                  15,049         0          0                                   15,049         0
  Deferred gas costs                                                                                0
  Other                               0         0          0                                        0     1,001
                                ----------------------------------------------------------------------------------
     Total deferred credits       7,313         0          0                0        0          7,313       796
                                ---------------------------------------------------------------------- -----------

       TOTAL CAP & LIAB.         18,876         0     11,821           11,821        0         18,876   374,452
                                ==================================================================================

                                      0         0          0           11,821    11,821             0         0
                                      0         0          0                         0              0         0



-----------------------------------------------------------------------------------------------------------------------------------
NEW JERSEY RESOURCES CORPORATION
CONSOLIDATING BALANCE SHEET
SEPTEMBER 30, 1999                                     LIABILITIES AND STOCKHOLDER EQUITY
                                ---------------------------------------------------------------------------------------------------
                                                                                                                           CONSOL
                                        NJR Develop. NJR ENERGY                  RECLASS             CONSOLIDATING        ---------
                                NJNG       Corp.     HOLD CORP.   TOTAL      DR         (CR)       DR             (CR)     TOTAL
--------------------------------------------------------------------------------------------------------------------------

CAPITALIZATION
  Common stock equity           343,636       11,821      2,509    660,201                0 (3)      357,967 (A)           302,169
                                                                                                          65 (F)
                                                                                                           0 (D)
  Redeemable preferred stock        520            0          0        520                                                     520

  Long-term debt                248,923            0          0    287,723       0 (3)                                     287,723

                                ---------------------------------------------------------------------------------------------------
     Total capitalization       593,079       11,821      2,509    948,444                                                 590,412
                                ---------------------------------------------------------------------------------------------------

CURRENT LIABILITIES
  Current maturities of LTD         318            0          0     20,318                0 (3)                             20,318
  Notes payable to banks              0            0          0          0                                                       0
  Commercial paper               61,700            0          0     61,700                                                  61,700
  Purchased gas                  39,795            0     39,034     78,829       0 (3)                                      78,829
  Accounts payable & other       33,977          202      1,344     45,068   1,681 (5)   42 (3)        7,465 (B)            35,964
  Accrued taxes                    (948)        (402)       412      2,138                                 0 (G)             2,138
  Overrecovered gas costs         4,438            0          0      4,438   1,069 (7)                                       3,369
  Customer (cr) bal & dep        15,528          (58)         0     15,470                                                  15,470
                                ---------------------------------------------------------------------------------------------------
     Total current liabil       154,808         (258)    40,790    227,961                                                 217,788
                                ---------------------------------------------------------------------------------------------------

DEFERRED CREDITS
  Deferred ITC                   10,293            0          0     10,293                                                  10,293
  Deferred FIT                   75,323       (7,736)      (639)    66,743   1,184 (2)    0 (2)                      0 (G)  65,559
  Deferred gain                       0       15,049      7,971     23,020                                                  23,020
  Deferred gas costs                  0            0          0          0                                                       0
  Other                          51,939            0          0     52,940                                                  52,940
                                ---------------------------------------------------------------------------------------------------
     Total deferred credits     137,555        7,313      7,332    152,996                                                 151,812
                                ---------------------------------------------------------------------------------------------------

       TOTAL CAP & LIAB.        885,442       18,876     50,631  1,329,401       0        0                                960,012
                                ===================================================================================================

                                      0            0          0          0   4,807    4,807          365,689    365,689          0
                                      0            0          0          0                0                          0           0

                                    EXHIBIT C

None

     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 2000.

                        New Jersey Resources Corporation



                    By:      /s/ Oleta J. Harden
                         ----------------------------------
                                 OLETA J. HARDEN
                                 Senior Vice President & Secretary
(Corporate Seal)

Attest:

  /s/ Glenn C. Lockwood
---------------------------
      GLENN C. LOCKWOOD
Senior Vice President & CFO


Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:


               Oleta J. Harden, Senior Vice President & Secretary
                        New Jersey Resources Corporation
                                1415 Wyckoff Road
                                 Wall, NJ 07719